

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

September 22, 2016

Alan Collier
Chief Executive Officer
Endonovo Therapeutics, Inc.
6320 Canoga Avenue, 15th Floor
Woodland Hills, CA 91367

> **Re:** **Endonovo Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 29, 2016**
> **File No. 333-213365**

Dear Mr. Collier:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. The securities purchase agreement filed as an exhibit to the current report on Form 8-K dated July 15, 2016 indicates that Bellridge Capital, LP may assign its rights under that agreement and that there are conditions to closing the final tranche of convertible notes that Bellridge Capital may cause to not be satisfied. As such, Bellridge Capital does not appear to be-irrevocably bound to acquire all of the securities being offered for resale. Please provide us with your analysis as to your eligibility to register the resale of the common stock underlying the convertible notes at this time, or amend your registration statement to remove the shares underlying any tranche that has not yet closed. For guidance, refer to Securities Act Sections Compliance & Disclosure Interpretation 139.11.

Exhibit Index

2.   You indicate that Exhibits 5.1 and 21.1 are filed with your registration statement but they have not in fact been filed. Further, Exhibits 3.7 and 4.1 have not been filed nor do you indicate whether they are incorporated by reference or to be filed by amendment. Please amend your registration statement to file all outstanding exhibits or, as applicable, to list the previous filings from which they are incorporated by reference.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Alan Collier
Endonovo Therapeutics, Inc.
September 22, 2016
Page 3

Please contact Scot Foley at (202) 551-3383 or Mary Beth Breslin at (202) 551-3625 with any questions.


Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance


cc: Frank J. Hariton, Esq.